PW





SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 17 2010
DIVISION OF MARKET REGULATION

SECURITIES A 10032918
Was... D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 23340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XTent Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Main Street - Second Floor
(No. and Street)

Akron (City) Ohio (State) 44308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas CPA's Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Rd, Ste 510 (Address) Independence (City) Ohio (State) 44131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Jason Meil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XTent Financial Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUELINE WANNEMACHER, Notary Public
In and for the State of Ohio
My Commission Expires January 5, 2014



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XTENT FINANCIAL GROUP, INC.
(FORMERLY SHEPARD & VRBANAC SECURITIES, INC.)

DECEMBER 31, 2009

TABLE OF CONTENTS

PAGE

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
XTent financial Group, Inc. (formerly Shepard & Vrbanac Securities, Inc.)
Akron, Ohio

We have audited the accompanying consolidated statement of financial condition of XTent financial Group, Inc. (formerly Shepard & Vrbanac Securities, Inc.) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XTent financial Group, Inc.(formerly Shepard & Vrbanac Securities, Inc.) as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe & Lucas CPAs INC

Hobe and Lucas
Certified Public Accountants, Inc.

February 24, 2010

XTENT FINANCIAL GROUP, INC.
(FORMERLY SHEPARD & VRBANAC SECURITIES, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current Assets		
Cash and cash equivalents	$ 474	
Commissions receivable	82,843	
Prepaid expenses	10,945	
		$ 94,262
Furniture and Fixtures		
Furniture and fixtures	14,828	
Less: Accumulated depreciation	(1,046)	
		13,782
Other Assets		
Deposit at clearing organization	100,000	
Goodwill	490,920	
		590,920
		$ 698,964

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$ 15,424	
Accrued commissions	31,037	$ 46,461
Stockholders' Equity		
Common stock, no par value, 250 shares authorized, 122.5 shares issued and outstanding	15,925	
Additional paid in capital	729,882	
Retained deficit	(93,304)	
		652,503
		$ 698,964

See accompanying notes to financial statements.

XTENT FINANCIAL GROUP, INC.
(FORMERLY SHEPARD & VRBANAC SECURITIES, INC.)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue		
Commissions and related fees	$ 801,334	
Dividend and interest income	12,802	
Other revenue	2,633	
		$ 816,769
Expenses		
Salaries, wages and other employment costs	404,125	
Commissions	200,660	
Clearing, execution and exchange fees	74,394	
Office and administrative expenses	44,747	
Occupancy	56,269	
Professional services	78,011	
Communications and information services	52,536	
Advertising and marketing	20,993	
Travel	8,889	
Regulatory fees	13,515	
Depreciation	1,046	
		955,185
NET INCOME (LOSS)		$ (138,416)

See accompanying notes to financial statements.

XTENT FINANCIAL GROUP, INC.
(FORMERLY SHEPARD & VRBANAC SECURITIES, INC.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance- January 1, 2009	$ 32,500	$ 183,000	$ 122,265	$ (194,645)	$ 143,120
Cancellation of treasury shares	(16,575)	(178,070)		194,645	-
Purchase accounting adjustments		558,893	(57,973)		500,920
Contributed capital		166,059			166,059
Distributions			(19,180)		(19,180)
Net Income (Loss)			(138,416)		(138,416)
Balance- December 31, 2009	$ 15,925	$ 729,882	$ (93,304)	$ -	$ 652,503

See accompanying notes to financial statements.

XTENT FINANCIAL GROUP, INC.
(FORMERLY SHEPARD & VRBANAC SECURITIES, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities		
Net loss	$	(138,416)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		1,046
Change in assets and liabilities:		
Increase in accounts receivable		(29,521)
Increase in prepaid expenses		(687)
Increase in deposits - clearing organization		(50,000)
Increase in accounts payable		7,337
Increase in accrued expenses		10,764
Net Cash Used In Operating Activities		(199,477)
Cash Flows From Investing Activities		
Purchase of equipment and furniture		(4,828)
Net Cash Used In Investing Activities		(4,828)
Cash Flows From Financing Activities		
Distributions paid		(19,180)
Contributed capital		166,059
Net Cash Provided By Financing Activities		146,879
Net Decrease in Cash		(57,426)
Cash - January 1, 2009		57,900
Cash - December 31, 2009	$	474
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
On July 1, 2009 the Shareholder of the Company sold 100% of the Company. As a result, the Company recognized furniture of $10,000 and goodwill of $490,920 from purchase accounting.

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

XTent financial Group, Inc. (the Company) is a registered broker dealer under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and provides full-service brokerage services to institutional and retail customers on a fully disclosed basis.

Revenue Recognition

The Company recognizes commissions and related clearing and commission expenses on the trade date basis.

Marketable Securities

The Company has a special account for the exclusive benefit of its customers. This account is maintained for the deposit of customer funds submitted to the Company for the sole purpose of paying for registered investment company securities, pursuant to Rule 15c3-3 (k)(2)(i).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

The Company uses the reserve method of accounting for bad debts. The allowance was $-0- as of December 31, 2009.

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

Goodwill

Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the entity's carrying value is greater than its fair value. At December 31, 2009, the Company determined that fair value of the goodwill was greater than its carrying value. Accordingly, no impairment was recorded for the year ended December 31, 2009.

NOTE 2 - INCOME TAXES

The Company has elected S corporation status. Earnings and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies.

Reporting periods ending December 31, 2006, 2007 and 2008 are subject to examination by major taxing authorities.

NOTE 3 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined, equal to $50,000. At December 31, 2009, the Company's net capital was $136,856 which was $86,856 more than the minimum required net capital. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 34%.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will not have a material adverse effect on the financial position of the Company.

NOTE 5 - ADVERTISING

Advertising costs were $4,606 for the year ended December 31, 2009.

NOTE 6 - COMMITMENTS

The Company leases office space under a non-cancellable operating lease agreement that expires June 2011. This lease also requires the Company to pay for their share of the building utilities along with various operating expenses. The Company has subleased a portion of this space through the remaining term of this lease, at a rental rate of $3,000 per month, plus 50% of the utilities.

Minimum annual rental commitments under this lease agreement as of December 31, 2009 are as follows:

Year Ending December 31,	Minimum Lease Commits	Sublease Income	Net Lease Commitments
2010	$ 80,964	$ 36,000	$ 44,964
2011	20,241	9,000	11,241

Net rent expense was $54,738 for the year ended December 31, 2009.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation for financial statement purposes is computed over the estimated useful lives of the assets using the straight-line method. The depreciation rates for furniture and fixtures are based on a useful life of 5 - 7 years.

NOTE 8 - PENSION PLAN

The Company has a SIMPLE plan. There were no Company contributions for 2009

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which, time to time, may exceed federally insured limits.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 24, 2010, the available date of the issuance of the financial statements.

XTENT FINANCIAL GROUP, INC.
(FORMERLY SHEPARD & VRBANAC SECURITIES, INC.)
SUPPLEMENTAL FINANCIAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009

XTENT FINANCIAL GROUP, INC.
(FORMERLY SHEPARD & VRBANAC SECURITIES, INC.)
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Net Capital		
Total stockholders' equity from statement of financial condition	$	652,503
Non-allowable assets:		
Prepaid expenses		(10,945)
Net furniture and fixtures		(13,782)
Goodwill		(490,920)
		136,856
Net capital before haircuts on security positions		136,856
Haircuts on securities		-
Net capital	$	136,856
Aggregate indebtedness	$	46,461
Computation of basic net capital requirement		
6-2/3% of aggregate indebtedness	$	3,097
Minimum required net capital	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	86,856
Excess net capital at 1,000%	$	132,210
Percentage of aggregate indebtedness to net capital		34%

Additional Statement

There are no material differences in the computation with Form X-17A-5, Part II A.

See accompanying notes to financial statements.

XTENT FINANCIAL GROUP, INC.
(FORMERLY SHEPARD & VRBANAC SECURITIES, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2009, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is not required as there were no audit adjustments.

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
XTent financial Group, Inc.(formerly Shepard & Vrbanac Securities, Inc.)
Akron, Ohio

In planning and performing our audit of the financial statements of XTent financial Group, Inc.(formerly Shepard & Vrbanac Securities, Inc.) Akron, Ohio (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Hobe & Lucas CPAs Inc

Hobe and Lucas
Certified Public Accountants, Inc.

February 24, 2010

Hobe & Lucas
Certified Public Accountants, Inc.
4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
XTent financial Group, Inc.(formerly Shepard & Vrbanac Securities, Inc.)
Akron, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by XTent financial Group, Inc.(formerly Shepard & Vrbanac Securities, Inc.), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating XTent financial Group, Inc.(formerly Shepard & Vrbanac Securities, Inc.)'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). XTent financial Group, Inc.(formerly Shepard & Vrbanac Securities, Inc.)'s management is responsible for the XTent financial Group, Inc.(formerly Shepard & Vrbanac Securities, Inc.)'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7T with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 01, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (Excel spreadsheets derived from the general ledger) that were prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (Excel spreadsheet derived from the general ledger) that were prepared by management supporting the adjustments noting no differences; and

5. Not applicable - there is no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas CPAs Inc

Hobe and Lucas
Certified Public Accountants, Inc.

February 24, 2010

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

XTent Financial Group
United Commerce Center
1 S. Main St. 2nd fl
Akron OH 44308
CRD # 7854

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jason Meil, FINOP (330) 253-2020

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 871.00

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) ( )

____
Date Paid

C. Assessment balance due 871.00

D. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

XTent Financial Group
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 19 day of February, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 20 09

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 557,345.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 202,504.00

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ — 6,608.00

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) — ______

Total deductions — 209,113.00

2d. SIPC Net Operating Revenues — $ 348,233.00

2e. General Assessment @ .0025 — $ 871.00

(to page 1 but not less than $150 minimum)